[SAVIENT LETTERHEAD]

April 24, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Attention: Mr. Jim Peklenk

Re:	SAVIENT PHARMACEUTICALS, INC. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 Form 10-Q for the quarter ended March 31,2005 Filed May 10, 2005 File No. 000-15313

Ladies and Gentlemen:

Savient Pharmaceuticals, Inc. (“Savient” or the “Company”), received verbal communication of further comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 17, 2006, from Mr. Jim Peklenk, Staff Accountant.

The comment related to the Company’s response letter dated March 13, 2006 with respect to the above referenced filings and the Annual Report on Form 10-K for fiscal year ended December 31, 2005 filed with the Commission on March 28, 2006.

This letter serves to acknowledge that we understand that the format we proposed for disclosing the allowances for product returns and rebates as it is presented in Savient’s March 13, 2006 response letter to the Commission is considered appropriate by the Staff and will be an included disclosure in the Company’s Annual Report on Form 10-K as of December 31, 2006 when that filing is made.

Securities and Exchange Commission
April 24, 2006

* * * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings review by the Staff do not foreclose the Commission from taking any action with respect to the filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 732-565-4665 or Philip Yachmetz at 732-565-4605 or by facsimile at 732-418-1764. Thank you for your assistance.

Respectfully submitted,

SAVIENT PHARMACEUTICALS, INC.

/s/ Gina Gutzeit
Gina Gutzeit
Interim Chief Financial Officer

cc:	Philip K. Yachmetz
Executive Vice President